

Mail Stop 7010

December 29, 2006

By U.S. Mail and Facsimile

Mr. Mario Alberto Gonzalez Padilla
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa
Mexico

> **Re:** **Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 001-32229**

Dear Mr. Padilla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. Please provide us copies of the internal reports your chief operating decision maker (CODM) uses to manage and operate your business.

Management's Discussion and Analysis, page 34

2.   We note that your U.S. GAAP gross profit margins for 2004 and 2003 were
        significantly different from your Mexican GAAP gross profit margins for the
        same periods. However, the reason for such difference was not clear from your
        document. In future filings, please expand your MD&A to address results of
        operations and trends for Mexican GAAP, as well as U.S. GAAP. In this regard,
        your narrative should discuss known or anticipated trends that have and/or may
        continue to impact your results of operations under both Mexican GAAP and U.S.
        GAAP. Your discussion and analysis should provide investors with sufficient
        information to understand historical trends and expectations for the future through
        the eyes of management. Please refer to SEC Release No 33-8350,
        *Interpretation—Commission's Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations*, for additional
        guidance.

Note 3 – Summary of Significant Accounting Policies, page F-11

Severance Payments, page F-11

3.   In future filings, please disclose how the transition obligation related to severance
        payments is accounted for under U.S. GAAP.

Other Assets, page F-13

4.   In future filings, please disclose the nature of the development costs that you
        capitalize and how they are accounted for under U.S. GAAP.

Note 9 – Other Assets, page F-16

5.   In future filings, please disclose the amortization period for the BETA trademark.

Note 24 – Summary of Differences between Mexican GAAP and U.S. GAAP, page F-26

C. Capitalization of Net Comprehensive Financing Cost, page F-27

6.   In future filings, please revise your disclosure to state that capitalized interest
        expensed in the cost of inventories should be included in cost of sales.

Note 25 – Reconciliation of Mexican GAAP Net Income and Equity to U.S. GAAP....., page F-29

G. Condensed Statements of Cash Flows According to U.S. GAAP, page F-31

7.   Please supplementally tell us and disclose in future filings why net income in the U.S. GAAP statements of cash flows is different from net income in your reconciliation from Mexican GAAP to U.S. GAAP.

8.   Please supplementally tell us and disclose in future filings why cash and cash equivalents in the U.S. GAAP statements of cash flows is different from the amounts on your balance sheets. In addition, please tell us if cash and cash equivalents in the U.S. GAAP statements of cash flows includes temporary investments and restricted cash and, if so, how these items meet the definition of cash equivalents in SFAS 95, *Statement of Cash Flows*. See paragraphs 8-10 of SFAS 95 for guidance.

9.   We note that the line item "other assets and acquisition of Beta" would include approx. Ps. 1.08 billion for the cash purchase of 53% of Beta's shares. Please supplementally tell us what other items are included in this line item for the year ended December 31, 2005.

10.   In future filings, please revise your condensed statements of cash flows according to U.S. GAAP to identify noncash investing and financing activities (i.e., the value of Homex common shares issued to purchase 47% of Beta) as required by paragraph 32 of SFAS 95.

Note 26 – Additional U.S. GAAP Disclosure Information, page F-32

11.   In future filings, please disclose the fair value information for your financial instruments, as well as information regarding significant concentrations of credit risk. See SFAS 107, *Disclosures About Fair Value of Financial Instruments*, for guidance.

12.   We note that you offer warranties against manufacturing defects in your homes for a period of two years. In future filings, please disclose the information required by paragraph 14 of FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*.

Exhibit 13 – Section 906 Certification

13.   We note that you refer to the "Form 20-F for the year ended December 31, 2004" in your section 906 certification. In future filings, please ensure that you refer to the correct period in your certification.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief